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April 1, 2005
David C. Wang
(503) 517-2914
david.wang@hklaw.com

Office of Emerging Growth Companies
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:	John Reynolds, Assistant Director

Re:	NuVim, Inc.
Registration Statement on Form SB-2
File No. 333-120938
Amendment No. 4 Filed April 11, 2005

Ladies and Gentlemen:

          We are writing on behalf of NuVim, Inc., a Delaware corporation (“NuVim” or the “Company”).  Transmitted herewith for filing via EDGAR is Amendment No. 4 (the “Amendment”) to NuVim’s registration statement on Form SB-2, File No. 333-120938, originally filed on December 2, 2004, as amended by Pre-effective Amendment No. 1, filed on February 3, 2005, Pre-effective Amendment No. 2, filed on February 8, 2005, and Pre-effective Amendment No. 3, filed on March 31, 2005 (the “Registration Statement”).

          The Amendment reflects a change in the structure of the security to be offered.  Amendment No. 3 described an offering of 1,000,000 Units, each Unit consisting of: (i) four shares of common stock; (ii) four Class A warrants; and (iii) four class B warrants.  The managing underwriter and NuVim have agreed to restructure the offering to be an offering of 4,000,000 Units, each Unit consisting of: (i) one share of common stock; (ii) one Class A warrant; and (iii) one Class B warrant.  The Unit price is anticipated to be $3.  No additional filing fee is required.  The Company plans to recirculate the preliminary prospectus.

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Beijing • Caracas* • Helsinki* • Mexico City • Tel Aviv* • Tokyo • *Representative Office

Division of Corporation Finance
Securities and Exchange Commission
April 1, 2005

          Further comments or requests for information should be directed to Debra K. Weiner or to John Murphy at (650) 323-6400.

Sincerely,

HOLLAND & KNIGHT LLP

/s/ DAVID C. WANG

David C. Wang

DCW:jer
Enclosures
cc:	Duc Dang, Esq. (Division of Corporation Finance)
Angela Halac (Division of Corporation Finance)
Debra Weiner (Wickersham & Murphy)
Michael Schreck (WithumSmith+Brown)
Richard P. Kundrat (NuVim, Inc.)
Michael Vesey (NuVim, Inc.)
Lorraine Maxfield (Paulson Investment Company, Inc.)